FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of 23 February, 2006

Espírito Santo Financial Group S.A.
(Translation of registrant’s name into English)

Espírito Santo Financial Group S.A.
231 Val des Bons Malades
Luxembourg-Kirchberg
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.

By:		/s/ Manuel de Magalhães Villas-Boas

	Name:	Manuel de Magalhães Villas-Boas
	Title:	Director

     Date: 23 February, 2006

Exhibit Index

Exhibit

99.1	Espírito Santo Financial Group S.A. and Crédit Agricole S.A. to strengthen their partnership in Portuguese Bancasssurance